UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Couchbase, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

22207T101

(CUSIP Number)

July 26, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22207T101	13G

1.	NAMES OF REPORTING PERSONS North Bridge Venture Management VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,987,084 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,987,084 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,987,084 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are held of record by NBVP VI (as defined in Item 2(a) below). NBVM VI (as defined in Item 2(a) below) is the general partner of NBVP VI and may be deemed to have voting, investment and dispositive power with respect to these securities. NBVM GP (as defined in item 2(a) below) is the general partner of NBVM VI and may be deemed to have voting, investment and dispositive power with respect to these securities. Edward T. Anderson and Richard A. D’Amore are the managers of NBVM GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 41,411,931 shares of Common Stock expected to be outstanding after the completion of the Issuer’s initial public offering, as reported by the Issuer in its Prospectus filed pursuant to Rule 424(b)(4) with the United Securities and Exchange Commission on July 22, 2021 (the “Prospectus”).

CUSIP No. 22207T101	13G

1.	NAMES OF REPORTING PERSONS North Bridge Venture Management 7, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,689,172 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,689,172 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,689,172 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are held of record by NBVP 7 (as defined in Item 2(a) below). NBVM 7 (as defined in Item 2(a) below) is the general partner of NBVP 7 and may be deemed to have voting, investment and dispositive power with respect to these securities. NBVM GP (as defined in item 2(a) below) is the general partner of NBVM 7 and may be deemed to have voting, investment and dispositive power with respect to these securities. Edward T. Anderson and Richard A. D’Amore are the managers of NBVM GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 41,411,931 shares of Common Stock expected to be outstanding after the completion of the Issuer’s initial public offering, as reported by the Issuer in the Prospectus.

CUSIP No. 22207T101	13G

1.	NAMES OF REPORTING PERSONS NBVM GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,676,256 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,676,256 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,676,256 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.3% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Consists of (a) 1,987,084 shares held of record by NBVP VI (as defined in Item 2(a) below; and (b) 2,689,172 shares held of record by NBVP 7 (as defined in Item 2(a) below). NBVM VI (as defined in Item 2(a) below) is the general partner of NBVP VI and may be deemed to have voting, investment and dispositive power with respect to the securities held of record by NBVP VI. NBVM 7 (as defined in Item 2(a) below) is the general partner of NBVP 7 and may be deemed to have voting, investment and dispositive power with respect to the securities held of record by NBVP 7. NBVM GP (as defined in item 2(a) below) is the general partner of each of NBVM VI and NBVM 7 and may be deemed to have voting, investment and dispositive power with respect to the securities held of record by each of NBVP VI and NBVP 7. Edward T. Anderson and Richard A. D’Amore are the managers of NBVM GP and may each be deemed to share voting, investment and dispositive power with respect to the securities held of record by each of NBVP VI and NBVP 7.

(2)	Based on 41,411,931 shares of Common Stock expected to be outstanding after the completion of the Issuer’s initial public offering, as reported by the Issuer in the Prospectus.

CUSIP No. 22207T101	13G

1.	NAMES OF REPORTING PERSONS North Bridge Venture Partners VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,987,084 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,987,084 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,987,084 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are held of record by NBVP VI (as defined in Item 2(a) below). NBVM VI (as defined in Item 2(a) below) is the general partner of NBVP VI and may be deemed to have voting, investment and dispositive power with respect to these securities. NBVM GP (as defined in item 2(a) below) is the general partner of NBVM VI and may be deemed to have voting, investment and dispositive power with respect to these securities. Edward T. Anderson and Richard A. D’Amore are the managers of NBVM GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 41,411,931 shares of Common Stock expected to be outstanding after the completion of the Issuer’s initial public offering, as reported by the Issuer in the Prospectus.

CUSIP No. 22207T101	13G

1.	NAMES OF REPORTING PERSONS North Bridge Venture Partners 7, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,689,172 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,689,172 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,689,172 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are held of record by NBVP 7 (as defined in Item 2(a) below). NBVM 7 (as defined in Item 2(a) below) is the general partner of NBVP 7 and may be deemed to have voting, investment and dispositive power with respect to these securities. NBVM GP (as defined in item 2(a) below) is the general partner of NBVM 7 and may be deemed to have voting, investment and dispositive power with respect to these securities. Edward T. Anderson and Richard A. D’Amore are the managers of NBVM GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 41,411,931 shares of Common Stock expected to be outstanding after the completion of the Issuer’s initial public offering, as reported by the Issuer in the Prospectus.

CUSIP No. 22207T101	13G

1.	NAMES OF REPORTING PERSONS Edward T. Anderson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 31,250 (1)
	6.	SHARED VOTING POWER 4,676,256 (2)
	7.	SOLE DISPOSITIVE POWER 31,250 (1)
	8.	SHARED DISPOSITIVE POWER 4,676,256 (2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,707,506 (1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.4% (3)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Consists of 31,250 shares held of record by Anderson (as defined in Item 2(a) below).
(2)

Consists of (a) 1,987,084 shares held of record by NBVP VI (as defined in Item 2(a) below; and (b) 2,689,172 shares held of record by NBVP 7 (as defined in Item 2(a) below). NBVM VI (as defined in Item 2(a) below) is the general partner of NBVP VI and may be deemed to have voting, investment and dispositive power with respect to the securities held of record by NBVP VI. NBVM 7 (as defined in Item 2(a) below) is the general partner of NBVP 7 and may be deemed to have voting, investment and dispositive power with respect to the securities held of record by NBVP 7. NBVM GP (as defined in item 2(a) below) is the general partner of each of NBVM VI and NBVM 7 and may be deemed to have voting, investment and dispositive power with respect to the securities held of record by each of NBVP VI and NBVP 7. Edward T. Anderson and Richard A. D’Amore are the managers of NBVM GP and may each be deemed to share voting, investment and dispositive power with respect to the securities held of record by each of NBVP VI and NBVP 7.

(3)	Based on 41,411,931 shares of Common Stock expected to be outstanding after the completion of the Issuer’s initial public offering, as reported by the Issuer in the Prospectus.

CUSIP No. 22207T101	13G

1.	NAMES OF REPORTING PERSONS Richard A. D’Amore
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,676,256 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,676,256 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,676,256 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.3% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of (a) 1,987,084 shares held of record by NBVP VI (as defined in Item 2(a) below; and (b) 2,689,172 shares held of record by NBVP 7 (as defined in Item 2(a) below). NBVM VI (as defined in Item 2(a) below) is the general partner of NBVP VI and may be deemed to have voting, investment and dispositive power with respect to the securities held of record by NBVP VI. NBVM 7 (as defined in Item 2(a) below) is the general partner of NBVP 7 and may be deemed to have voting, investment and dispositive power with respect to the securities held of record by NBVP 7. NBVM GP (as defined in item 2(a) below) is the general partner of each of NBVM VI and NBVM 7 and may be deemed to have voting, investment and dispositive power with respect to the securities held of record by each of NBVP VI and NBVP 7. Edward T. Anderson and Richard A. D’Amore are the managers of NBVM GP and may each be deemed to share voting, investment and dispositive power with respect to the securities held of record by each of NBVP VI and NBVP 7.

(2)	Based on 41,411,931 shares of Common Stock expected to be outstanding after the completion of the Issuer’s initial public offering, as reported by the Issuer in the Prospectus.

CUSIP No. 22207T101	13G

Item 1(a).	Name of Issuer:

Couchbase, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3250 Olcott Street

Santa Clara, California 95054

Item 2(a).	Name of Person Filing:

This joint statement on Schedule 13G is being filed by North Bridge Venture Partners VI, L.P. (“NBVP VI”), North Bridge Venture Management VI, L.P. (“NBVM VI”), North Bridge Venture Partners 7, L.P. (“NBVP 7”), North Bridge Venture Management 7, L.P. (“NBVM 7”), NBVM GP, LLC (“NBVM GP” and together with NBVP VI, NBVM VI, NBVP 7 and NBVM 7, the “Reporting Entities”) and Edward T. Anderson (“Anderson”), a member of the Issuer’s board of directors, and Richard A. D’Amore (“D’Amore” and together with Anderson, the “Managers”). The Reporting Entities and the Managers collectively are referred to as the “Reporting Persons”.

Item 2(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each Reporting Person is 60 William Street, Suite 350, Wellesley, MA 02481.

Item 2(c).	Citizenship:

NBVP GP is a limited liability company organized under the laws of the State of Delaware. NBVP VI, NBVM VI, NBVP 7 and NBVM 7 are each limited partnerships organized under the laws of the State of Delaware. Each of the Managers is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.00001 par value per share (“Common Stock”).

Item 2(e).	CUSIP Number:

22207T101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 22207T101	13G

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person. NBVP VI is the record owner of 1,987,084 shares of Common Stock (the “NBVP VI Shares”). As the general partner of NBVP VI, NBVM VI may be deemed to beneficially own the NBVP VI Shares. NBVP 7 is the record owner of the 2,689,172 shares of Common Stock (the “NBVP 7 Shares”). As the general partner of NBVP 7, NBVM 7 may be deemed to beneficially own the NBVP 7 Shares. As the general partner of each of NBVM VI and NBVM 7, NBVM GP may be deemed to beneficially own the NBVP VI Shares and the NBVP 7 Shares. As the managers of NBVM GP, each of the Managers may be deemed to beneficially own the NBVP VI Shares and the NBVP 7 Shares. Anderson is the record owner of 31,250 shares of Common Stock.

(b)	Percent of class:

See Row 11 of the cover page for each Reporting Person and the corresponding footnotes.*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person and the corresponding footnotes.*

(ii)	Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person and the corresponding footnotes.*

(iii)	Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person and the corresponding footnotes.*

(iv)	Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person and the corresponding footnotes.*

*

Except to the extent of his or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreements of each of NBVP VI, NBVM VI, NBVP 7 and NBVM 7 and the limited liability company agreement of NBVM GP, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of securities of the Issuer owned by each such entity of which they are a partner or member, as the case may be.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

CUSIP No. 22207T101	13G

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of the Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement.

CUSIP No. 22207T101	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2021

NORTH BRIDGE VENTURE PARTNERS VI, L.P.

By:	North Bridge Venture Management VI, L.P.
Its:	General Partner

By:	NBVM GP, LLC
Its:	General Partner

By:	/s/ Edward T. Anderson
Edward T. Anderson
Its:	Manager

NORTH BRIDGE VENTURE MANAGEMENT VI, L.P.
Its:	General Partner

By:	NBVM GP, LLC
Its:	General Partner

By:	/s/ Edward T. Anderson
Edward T. Anderson
Its:	Manager

NORTH BRIDGE VENTURE PARTNERS 7, L.P.

By:	North Bridge Venture Management 7, L.P.
Its:	General Partner

By:	NBVM GP, LLC
Its:	General Partner

By:	/s/ Edward T. Anderson
Edward T. Anderson
Its:	Manager

NORTH BRIDGE VENTURE MANAGEMENT 7, L.P.

By:	NBVM GP, LLC
Its:	General Partner

By:	/s/ Edward T. Anderson
Edward T. Anderson
Its:	Manager

NBVM GP, LLC

By:	/s/ Edward T. Anderson
Edward T. Anderson
Its:	Manager

/s/ Edward T. Anderson
Edward T. Anderson

/s/ Richard A. D’Amore
Richard A. D’Amore